Exhibit (d)(iii)

GUARANTEED COVERAGE RIDER

Benefit

This rider guarantees that coverage under this policy (including riders) will remain in force even if the Policy Account Value less Policy Debt is less than zero, provided that:

•	this rider is in force and has not reached its expiry date as shown on the Policy Data page;

•	the insured is then living; and

•	the Guaranteed Coverage Requirement, as described below, is met.

Guaranteed Coverage Premium

The monthly Guaranteed Coverage Premium is shown on Policy Data page 3. While this rider is in force, the Guaranteed Coverage Premium will change if there is an increase or decrease in Face Amount. We will send the owner new policy pages reflecting the new monthly Guaranteed Coverage Premium due to such increase or decrease.

Guaranteed Coverage Requirement

The Guaranteed Coverage Requirement must be met on any Monthly Processing Date on which the Policy Account Value less Policy Debt is less than zero. This requirement is met if (1) is equal to or greater than (2) where:

(1)	is the total of:

(a)	all premium payments made under this policy accumulated at 4.5% annual interest from the date each payment was made; plus
(b)	any amounts applied under a Disability Benefit Rider attached to this policy, accumulated at 4.5% annual interest from the date each amount was applied to the policy; minus
(c)	the amount of any previous partial withdrawals taken under the policy, accumulated at 4.5% annual interest from the date each withdrawal was taken; minus
(d)	any existing Policy Debt.

(2)	is the sum of the monthly Guaranteed Coverage Premiums for all previous policy months, accumulated at 4.5% annual interest. In this calculation, each monthly Guarantee Coverage Premium is assumed to have been paid on each corresponding Monthly Processing Date, and the calculation will include the Guaranteed Coverage Premium for the current Monthly Processing Date. We will not include in this calculation the Guaranteed Coverage Premium for any period that Monthly Deductions were waived under any Waiver of Monthly Deductions Rider attached to this policy.

While this rider is in force, if the Policy Account Value less Policy Debt on a Monthly Processing Date is less than zero, and the Guaranteed Coverage Requirement has been met as of that Date, the policy will not enter the grace period and any Monthly Deduction charges that were due and unpaid will be waived.

Grace Period

If, on a Monthly Processing Date, the Policy Account Value minus the Policy Debt is less than zero (and the policy’s No Lapse Guarantee Benefit is not applicable or the Condition for such benefit is not met) and the Guaranteed Coverage Requirement is not met, the policy’s 61 day grace period will both commence on that date. In this case, you can keep the policy and this rider in force by paying the least of:

(a)	The payment described in the “Grace Period” provision of the policy; or

(b)	The amount necessary to satisfy the No-Lapse Guarantee Condition, if the policy has a No-Lapse Guarantee Benefit; or

(c)	The amount necessary to satisfy the Guaranteed Coverage Requirement.

We will send you a notice at least 30 days before the end of the Grace Period informing you of the amount required to keep your policy in force.

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Values

This rider has no cash or loan value.

The Contract

This rider is:

•	issued in consideration of the application;

•	attached to and made part of this policy; and

•	subject to all applicable provisions of this policy.

Issue Date

The issue date of this rider is the Issue Date of this policy. The effective date of this rider is the effective date of this policy.

Termination

This rider terminates:

•	on the expiry date for the rider as shown on Policy Data page 3;

•	at the end of the policy’s grace period unless an amount described in the “Grace Period” provision of this rider has been paid;

•	if this policy is surrendered, exchanged or terminates;

•	on the effective date of any increase if the insured is rated substandard for that increase; or

•	on the Monthly Processing Date which follows our receipt of written request in Good Order for termination. This rider must be sent to the Customer Service Office for cancellation.

If this rider terminates for any reason, it cannot be reinstated.

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